SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press release dated May 12, 2005, entitled, “First Quarter 2005 Advanced Income Statement.”

2.	Preview of Income Statement for First Quarter 2005.

3.	Presentation entitled, “1st Quarter 2005 Preliminary Results: Webcast-Conference Call.”

Press Release

Item 1

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 913 488 100 (34) 913 488 000 Fax (34) 913 142 821 (34) 913 489 494 www.repsolypf.com

Madrid, 12 May 2005

Number of pages: 8

First Quarter 2005 Advanced Income Statement

REPSOL YPF NET INCOME UP 37%

•	Income from operations rises 40% to EUR1,483 million.

•	Cash flow up 21%, permits EUR297 million debt reduction.

•	Refining & Marketing posts 112% earnings growth.

•	Oil and gas production rises to 1,132,000 barrels per day.

•	Oil product sales up 7.3%.

Repsol YPF net income in first quarter 2005 was up 36.7% to EUR845 million. Income from operations rose 39.6% to EUR1,483 million underscoring the company’s strong earnings generation capacity, with cash flow growing 20.7% to EUR1,509 million.

Income from operations this quarter was considerably higher in all business areas, particularly in refining & marketing with 112.0% growth, and in chemicals which leaped 292.7%. Income from exploration & production, at EUR650 million, showed an increase of 1.9%, and gas & power reported a rise of 32.2%.

These first quarter 2005 results are the first to be reported in accordance with the new international accounting standards, and were achieved in a scenario of rising international oil prices and the weakness of the dollar versus the euro. The company’s refining margin indicator was $7.32 per barrel, double that for first quarter 2004, while last year’s positive performance in petrochemicals was confirmed this quarter.

Press Release

Strong cash flow generated

Repsol YPF net debt at the end of first quarter 2005 stood at EUR4,965 million, EUR297 million lower than in December 2004. This reduction was made possible by the strong cash flow generated in the period, more than sufficient to finance investments and the dividend payout in January, while offsetting a EUR384 million cutback produced by dollar revaluation and changes in the scope of consolidation. The debt ratio was 22% and the company’s financial costs dropped to EUR194 million.

Investments in first quarter 2005, most of which were spent in exploration and production (EUR 229 million) and refining and marketing (EUR275 million), amounted to EUR630 million.

BUSINESS AREAS

Exploration & Production: income from operations up 2%

At EUR650 million, income from exploration & production operations in first quarter 2005 was 1.9% higher than the EUR638 million posted in the same quarter a year earlier.

This growth was mainly driven by the increase in international crude oil prices and gas realisation prices in Trinidad & Tobago and Argentina, and production and sales growth in Bolivia, Trinidad & Tobago, and Venezuela. On the downside, there was a 5% appreciation of the euro against the dollar, an increase in price differentials between light and heavy crude oils, and in Argentina, a larger discount on sales prices, both domestic and to other operators.

The Repsol YPF liquids realisation price averaged $31.52 per barrel versus $28.5 per barrel in first quarter 2004. The average price of gas in the quarter was $1.48 per thousand standard cubic feet (tscf), 23% up year-on-year, reflecting higher average gas prices in Argentina and an increase in sales volume in Trinidad & Tobago.

The company’s total oil and gas production in the quarter rose 0.6% year-on-year, to 1,132,000 boepd, and included 590,000 boepd of gas showing a production increase of 8.1%.

First quarter 2005 investments in the exploration & production business area were EUR229 million, 18.2% less than in the same quarter 2004.

2

Press Release

Refining & Marketing: income from operations rises 112%

Income from operations in the refining & marketing area was up 112% year-on-year to EUR653 million. This performance is mainly attributed to a 106.8% improvement in the company’s refining margin, which offset lower marketing margins in Spain and Argentina, where it was not possible to pass the full rise in international feedstock prices through to the end customer.

Total oil product sales increased 7.3% to 14.1 million tons. Sales in Spain, at over 8.2 million tons, were 4.5% higher year-on-year, and in Argentina, Bolivia and Brazil (ABB) rose 7.1% to 3.9 million tons. In the rest of the world, sales showed 21.6% growth, reaching 1.9 million tons, primarily due to the purchase of Shell’s assets in Portugal.

Turning to the LPG business, total sales were up 6.2%, at 996,000 tons. In Spain, sales were 8.4% higher than in the first quarter 2004 because of colder weather in the first months of the year. Piped LPG sales in Spain registered a 28% rise.

First quarter 2005 investments in refining & marketing amounted to EUR275 million, 111.5% up year-on-year. Expenditure was mainly allotted to current refining projects and the acquisition of Shell’s LPG assets in Portugal.

Chemicals: income from operations jumps 293%

In Chemicals, income from operations in first quarter 2005 improved 292.7% year-on-year to EUR161 million versus EUR41 million in the same quarter a year earlier. Strong performance here came from wider international margins on base and derivative chemicals in Europe and Latin America. It should also be highlighted the positive contribution from the Borealis assets in Portugal bought last 30 November 2004.

Total petrochemical product sales reached 1,009 million tons, 6.2% more than the 2004 equivalent.

Investments in the Chemical area totalled EUR18 million, 5.9% more than in first quarter 2004, and were mainly spent on increasing capacity and upgrading existing units, including the revamp of the propylene oxide/styrene monomer plant in Tarragona.

Gas & Power: income from operations up 32%

Income from Gas & Power operations in first quarter 2005 rose 32.2% to EUR119 million, versus the EUR90 million recorded in first quarter 2004. This increase basically reflects positive Gas Natural SDG earnings, capital gains realised on the sale of Enagas shares and Repsol YPF’s higher stake in Gas Natural SDG (Gas Natural SDG was consolidated at 30.85% in first quarter 2005 in comparison to 29.35% in the same quarter the year before).

3

Press Release

Earnings growth in Gas Natural SDG stemmed from improvement in all its activities, except gas marketing in Spain, with exceptionally good performance in international activities, distribution in Spain, trading and international transport, and the power business in Spain.

First quarter 2005 investment in gas & power was EUR80 million, much lower than in the same quarter a year ago when Gas Natural SDG completed the acquisition of a group of companies in Italy, and Repsol YPF purchased Gas Natural SDG shares, raising its stake in that company to 30.85%.

4

Press Release

ENCLOSURES

HIGHLIGHTS

We would like to highlight the following events that have arisen since publishing our last quarter 2004 results:

In Exploration & Production, last January, Repsol YPF won the rights for the exploration and development of Block 16 in the territorial waters of Liberia, in the first international tender for offer organised by the Liberian government. The awarding of Block 16 is a further step in Repsol YPF´s strategy to increase its presence in the region’s totally unexplored deep waters, in blocks selected for their preferred interest as a result of regional studies made by the company in that area over the past three years.

On 30 March last in Venezuela, Repsol YPF’s Chairman and Chief Executive Officer, Antonio Brufau, and Venezuela’s Minister of Energy and Mining and Chairman of PDVSA (the national oil company of Venezuela), Rafael Ramírez, signed a set of strategic agreements that will strengthen the company’s presence in the region.

The first of these agreements contemplates the creation of a joint venture between PDVSA (51%) and Repsol YPF (49%) – the first of its kind in Venezuela – which would hold the rights for the exploration and production of hydrocarbons in the areas where it currently conducts its activities (Mene Grande, Quiriquire, and Quiamare-la Ceiba), in addition to new areas nearby.

Another agreement will allow Termobarrancas (an affiliate of Repsol YPF in that country) to construct, start-up and operate a power generation plant in the municipality of Obispos in the Barinas State. By virtue of this contract, PDVSA will buy from Repsol YPF blocks of electricity of up to 300 megawatts per hour. Production at the plant is scheduled to begin in the last quarter of 2005, with an estimated production of 80 megawatts. The gas to feed the plant will be supplied from Repsol YPF’s fields in the Barrancas area.

Also in Venezuela, in March, Repsol YPF’s Chairman, Antonio Brufau, and Chevron’s Chairman, David O’Reilly, signed a Letter of Intent to propose to the Ministry of Energy and Petroleum and PDVSA, the joint development of an exploration block in the Orinoco Belt, and the construction of a refinery for transforming the crude oil produced. This agreement involves the development of an exploration block for the production of extra-heavy oil in a new area of the Orinoco Belt (one of the most prolific areas in the world for this type of crude), its transport via a new regional pipeline and subsequent conversion to synthetic crude.

This project would include the construction of a refinery for the production of gasoline and derivatives to be exported to markets in the Americas and Spain, and will employ cutting edge technology in the production and oil recovery processes.

5

Press Release

In Refining & Marketing, in February last, the new Vacuum Distillation Unit started operations at the La Pampilla refinery, complemented by a Visbreaking Unit that went on stream in April. In March, the Light Naphtha Isomerisation plant at the Tarragona Refinery also went into operation, as part of the schedule for adapting refineries to the new gasoline specifications.

In Chemicals, on 14 February last, Repsol YPF entered an agreement with the Dutch company, Basell, to acquire 50% of the latter’s stake in Transformadora de Propileno A.I.E., including a polypropylene plant at the Tarragona Petrochemical Complex, with a 160,000 tons/year capacity, in which Repsol already holds the other 50%. Both companies expect to conclude this transaction during 2005, once the Spanish Government has granted its approval.

This transaction will boost Repsol YPF’s propylene capacity by 15%, thus increasing its presence in the polyolefin business in Europe, and represents yet another step in one of the company’s core strategic lines for growth.

On 9 March 2005, YPF executed an agreement to sell its 50% stake in Petroquímica Ensenada S.A. to Basell Ibérica Poliolefinas Holdings S.L., for US$58 million. This operation, subject to approval by the Argentine Anti-Trust Authorities, will not generate any significant income on the Company’s financial statements.

In Gas & Power, on 29 April Repsol YPF and Gas Natural SDG concluded an agreement for Liquefied Natural Gas (LNG) projects, including the exploration, production, and liquefaction of natural gas reserves. This agreement will grant both companies access to new markets under more favourable conditions. In the exploration, production, and liquefaction (upstream) area, the agreement contemplates joint association for the development of new projects in which Repsol YPF, will be operator with a 60% stake, and Gas Natural SDG will hold the remaining 40%. In transport, trading, and wholesale marketing (midstream) activities, pursuant to the agreement, both companies will create a 50-50% joint venture for the wholesale and transport of LNG. This new company will be the third-largest player in global markets in terms of volume of LNG handled, immediately following KOGAS and Tokyo Electric.

Regarding Corporate issues, on February 2nd 2005, the Repsol YPF S.A. Board of Directors unanimously resolved to appoint Luis Suárez de Lezo Mantilla, the company’s current Secretary of the Board, a Director of the Board and member of the Delegate Committee.

6

Press Release

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – March		Variation %
	2004	2005
Revenues from continuous operations before financial expenses	9,364	11,431	22
Income from continuous operations before financial expenses	1,062	1,483	39.7
Financial expenses	-186	-194	7
Income from discontinued operations before tax	—	—	—
Income before tax and income from associates	876	1.289	47
Income tax	-280	-438	56
Share in income of companies carried by the equity method	35	27	-23
Income for the period	631	878	39
Income attributable to minority interests	13	33	154

NET INCOME	618	845	36.7

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS OPERATIONS

BEFORE FINANCIAL CHARGES BY ACTIVITIES

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – March		Variation %
	2004	2005
Exploration & production	638	650	1.9
Refining & marketing	308	653	111.7
Chemicals	41	161	292.7
Gas & power	90	119	4.6
Corporate & others	-15	-100	567

TOTAL	1,062	1,483	39.7

7

Press Release

REPSOL YPF SUMMARISED INCOME STATEMENT

	January – March		Variation %
	2004	2005
Oil and gas production (Thousand boepd)	1,124.9	1,131.6	0.6
Sales of oil products (Thousand tons)	13,170	14,131	7.3
Sales of petrochemical products (Thousand tons) (*)	950	1,008	6.2
LPG sales (Thousand tons)	938	996	6.2

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	December 2004	March 2005
Goodwill	3,204	3,436
Other intangible assets	693	774
Property, plant & equipment	19,459	20,106
Long term financial instruments	1,358	1,344
Other non-current assets	1,284	1,388
Deferred tax assets	1,071	1,112
Assets held for sale	83	45
Current assets	8,202	9,082
Temporary cash investments and cash on hand and in banks	3,681	4,245

TOTAL ASSETS	39,035	41,532

Total equity	12,922	13,965
Long term provisions	1,984	2,114
Deferred tax liabilities	2,768	2,864
Subsidies and deferred revenues	182	250
Preferred shares	3,386	3,416
Non-current financial debt	7,285	7,436
Financial lease liabilities	551	559
Other non-current debt	816	1,129
Current financial debt	3,139	3,195
Other current liabilities	6,002	6,604

TOTAL EQUITY AND LIABILITIES	39,035	41,532

*	Data for 2003 have been amended to give a more accurate picture of the Repsol YPF chemical business. To be precise, adjustments have been made in the consolidation of affiliates, and the concept of base and derivative has been redefined: external olefin sales are entered under base chemicals, to coincide with international margin indicators, and the rest of chemical activity is entered under derivative.

8

Item 2

Preview of income statement for first quarter 2005

REPSOL YPF NET INCOME RISES 37%

Unaudited figures (IFRS)

FIRST QUARTER 2005 RESULTS	1Q04	4Q04	1Q05	% Variation 1Q05/1Q04
REPORTED EARNINGS (Million euros)
INCOME FROM OPERATIONS	1,062	525	1,483	39.6
NET INCOME	618	328	845	36.7

PROFORMA INDICATORS (1) (Million euros)
ADJUSTED OPERATING INCOME	1,047	1,218	1,393	33.0
ADJUSTED NET INCOME	638	787	801	25.5

EARNINGS PER SHARE
Euros per share	0.51	0.27	0.69	36.7
Dollars per share	0.62	0.36	0.90	43,5

(1)	Included to facilitate the analysis of the company’s operating performance and to make it easier to compare income generated in each period. See definition in the note on page 15. The effective corporate tax rate estimated for the period has been applied to the adjustments included as non-recurring items. Note that the meaning of the term “adjusted net income “ has changed from previous quarters.

FIRST QUARTER 2005 HIGHLIGHTS

•	Net income in the quarter was Eu845 million, up 37% from the same quarter a year ago. Excluding non-recurring items, adjusted income was 26% higher year-on-year. These figures were the result of high oil prices and refining margins as well as positive performance in petrochemicals.

•	Income from operations in first quarter 2005 was Eu1,483 million. Excluding non-recurring items, adjusted operating income was Eu1,393 million, 33% higher. After tax cash flow generated in the quarter reached Eu1,509 million and earnings per share were Eu0.69.

•	Production in the quarter reached 1,131,600 boepd, 0.6% higher than in the same period a year ago. Gas production rose 8.1% year-on-year, mainly in Bolivia, Trinidad & Tobago and Venezuela. Growth was particularly strong in Bolivia, where output jumped 41% driven by gas exports to Argentina, which began in June 2004, and higher sales to Brazil.

•	Liquids realisation prices were negatively affected by the wider spreads between heavy and light crude oil, as well as the impact of higher export taxes on domestic sales prices in Argentina. Gas realisation prices rose 23% from production growth in Trinidad & Tobago and price increases at the well-head in Argentina.

•	High refining margins continued to reflect the wide spreads between light and heavy crude oil and the high prices of medium distillates.

•	On 29 April, Repsol YPF and Gas Natural SDG closed an agreement on Liquefied Natural Gas (LNG) whereby both companies agree to participate jointly in future integrated LNG projects, including the exploration, production, and liquefaction of natural gas. The agreement also contemplates a 50-50% joint venture for midstream activities: transport, trading, and wholesale marketing of LNG.

1.	BREAKDOWN OF THE CONSOLIDATED INCOME STATEMENT

First quarter 2005 results are the first reported in accordance with the new International Financial Reporting Standards (IFRS). Since several Standards and Interpretations are in the draft stage or pending definitive approval by the European Commission, it might be necessary to introduce changes in reported information when preparing the consolidated financial statements for the year 2005. On 31 March 2005, Repsol YPF made a presentation on the Adaptation to International Financial Reporting Standards, indicating the criteria adopted by the Group with respect to the permitted alternatives. Several tables are included (See Annex) with all 2004 quarterly financial information detailed according to IFRS for ease of comparison with 2005 results.

Net income was Eu845 million versus Eu618 million for the same quarter a year earlier. Operating income rose 40% year-on-year. Net cash flow was up 21%, to Eu1,509 million. Earnings per share went from Eu0.51 in first quarter 2004 to Eu0.69 in the same period 2005.

First quarter operating income includes non-recurring items totalling Eu90 million. The main items refer to the collection of the final insurance settlement for the Puertollano accident of August 2003, capital gains realised on the sale of part of the Enagas stake by Gas Natural SDG, and the disposal of PBB Polisur in this period. Consequently, adjusted operating income in the quarter was Eu1,393 million, 33% higher year-on-year while adjusted net income, at Eu801 million, was 25% higher.

Oil prices continued to climb in the quarter, with WTI crude oil trading 42% higher than in first quarter 2004, if only 3% up quarter-on-quarter. The persistent weakness of the dollar against the euro had a negative impact on operating income expressed in this currency. The company’s refining margin indicator in the first quarter was $7.32/bbl, doubling the margins for the first quarter a year earlier, but slightly lower than in fourth quarter 2004.

In marketing, sales margins in Spain were narrower than in the same quarter last year because of the timelag in passing higher international prices on to retail prices in the service station network. In Argentina, the price freeze remained in place, making it impossible to pass higher international oil quotations on to the end customer.

In chemicals, international margins were higher on base and derivative chemicals. Lastly, the gas & power business area reflected robust international business growth and higher operating income from distribution and power activities in Spain.

2.- BREAKDOWN OF RESULTS BY BUSINESS AREA

2.1. EXPLORATION & PRODUCTION

Unaudited figures

	1Q04	4Q04	1Q05	% Variation 1Q05 / 1Q04
INCOME FROM OPERATIONS (Million euros)	638	557	650	1.9
ADJUSTED OPERATING INCOME (Million euros)	636	649	633	-0.5
OIL AND LIQUIDS PRODUCTION (Thousand boepd)	579.7	549.5	542.1	-6.5
GAS PRODUCTION (Million scf/d)	3,061	3,362	3,310	8.1
TOTAL PRODUCTION (Thousand boepd)	1,124.9	1,148.1	1,131.6	0.6
INVESTMENTS (Million euros)	280	292	229	-18.2
EXPLORATION EXPENSES (Million euros)	52	99	50	-3.9

REALISATION PRICES)	1Q04	4Q04	1Q05	% Variation 1Q05 / 1Q04
Brent ($/Bbl)	31.97	44.00	47.64	49.0
WTI ($/Bbl)	35.19	48.40	49.82	41.6
LIQUIDS ($/Bbl)	28.50	33.87	31.52	10.6
GAS REALISATION ($/tscf)	1.20	1.52	1.48	23.3

1,000 Mcf/d = 28.32 Mm3/d = 17.809 Mboepd

Income from operations in the first quarter 2005 was Eu650 million, 2% higher than in first quarter 2004 (Eu638 million). Expressed in dollars, operating income in the first quarter 2005 was $852 million, showing a 7% increase year-on-year. Enhanced performance in this area came from the sharp rise in crude oil reference prices year-on-year, and higher gas realisation prices in Trinidad & Tobago and Argentina, in the latter basically as a result of the scheduled price rises applied in May and October, as approved by the Argentine government. Increases in gas production and sales in Bolivia, Trinidad & Tobago and Venezuela also made a positive contribution.

On the downside, there was a 5% appreciation of the euro against the dollar, wider spreads for heavy crude oils, and the higher tax levied on exports in Argentina because of its effect on prices for intra-group sales as well as sales made to other operators. This latter factor had a negative impact in the Exploration and Production income of Eu175 million in this quarter compared to the same quarter of 2004, and of Eu88 million quarter on quarter.

Repsol YPF liquids realisation prices averaged $31.52 per barrel in the first quarter 2005 versus $28.5 per barrel a year earlier and $33.87 per barrel in fourth quarter 2004. The wider differential with respect to crude oil reference prices from one year to the next was mainly due to the larger spread for heavy crude oils this quarter and the aforementioned higher discount on sales in Argentina.

The average price of gas in the quarter was $1.48 per thousand cubic feet, up 23% year-on-year, reflecting larger sales volumes in Trinidad & Tobago and higher average gas prices in Argentina, which reached $1.27 per thousand cubic feet in this quarter, 30% more than in the same period 2004.

Total production in first quarter 2005 rose 0.6% year-on-year to 1,131,600 boepd, despite the negative 5,600 boepd impact of PSC contracts caused by the rise in the price of oil.

Oil and liquids production in the quarter, at 542,100 bpd, was 6.5% lower year-on-year. Output in the ABB region (Argentina-Bolivia-Brazil) reached 408,300 bpd, falling 6.0% curtailed by the 6.7% drop in Argentina, whereas in Bolivia, production was up 4.1%. Production in the rest of the world was 133,800 bpd, down 8% because of lower production in Trinidad & Tobago, as well as Dubai, Spain, and Algeria (due to the above-mentioned impact of PSC contracts). This drop was partially offset by increased production in Libya.

Gas production was 3,310 Mscf/d (equivalent to 590,000 boepd), 8.1% higher than in the same quarter 2004. This improvement came mainly from Bolivia, Trinidad & Tobago, and Venezuela. In Bolivia, quarterly production climbed 41% year-on-year to 496 Mscf/d (88,000 boepd), boosted by the start of gas exports to Argentina in June 2004, while in Trinidad & Tobago, gas production averaged 599 Mscf/d (107,000 boepd) with three liquefaction trains and the Atlas Methanol plant in operation. Production in Venezuela rose 15% to 344 Mscf/d (61,000 boepd) shored up by the start of gas production at the Yucal Placer Norte and Sur Blocks, as well as the increase in output agreed with PDVSA at the Quiriquire block.

Four new discoveries were made in first quarter 2005, three in Argentina (two in the Neuquen Basin in the Altiplanicia del Payún and Aguada Pichana blocks, and one in the San Jorge basin in the Los Perales-Las Mesetas block). The fourth discovery was made at the onshore Mehr block in Iran.

First quarter investments in Exploration & Production totalled Eu229 million, less than in the same quarter of 2004 partly because of the appreciation of the euro against the dollar. Investments in development represented 71.4% of the total, mostly spent in Argentina, (69.1%), Venezuela (7.1%), Trinidad & Tobago (6.2%), Bolivia (5.6%), Ecuador (4.3%), and Libya (2.2%).

2.2 REFINING & MARKETING

Unaudited figures

	1Q04	4Q04	1Q05	% Variation 1Q05 / 1Q04
INCOME FROM OPERATIONS (Million euros)	308	351	653	112.0
ADJUSTED OPERATING INCOME (Million euros)	306	489	636	107.8
LPG OPERATING INCOME (Million euros)	86	-10	62	-27,9
LPG ADJUSTED OPERATING INCOME (Million euros)	87	18	61	-29,9
OIL PRODUCT SALES (Thousand tons)	13,170	14,392	14,131	7.3
LPG SALES (Thousand tons)	938	816	996	6.2
INVESTMENTS (Million euros)	130	712	275	111.5

REFINING MARGIN INDICATORS ($/bbl)	1Q04	4Q04	1Q05	% Variation 1Q05 / 1Q04
Spain	3.24	8.09	6.59	103.4
ABB	5.13	9.08	10.55	105.7
Repsol YPF	3.54	7.92	7.32	106.8

Income from operations in first quarter 2005 surged 112% year-on-year to Eu653 million, reflecting consistently strong refining margins while marketing and LPG margins were below normal levels. Among other non recurrent items, this caption includes Eu25 million from the final insurance settlement on the Puertollano accident of August 2003.

In the analysis of the evolution of the results, it should also be taken into account the increase in the discount to international prices applied by upstream Argentina to domestic oil sales and it’s the important quantitative impact, as explained previously in the Exploration and Production section.

The company’s refining margin indicator was $7.32 per barrel against $3.54 per barrel registered in the same quarter a year ago, because of wider spreads between light and heavy crude oil and high prices for medium distillates. The distillation level in the first quarter was slightly higher than in the same quarter a year ago. In Spain, the utilisation level was below the average in the previous year because of programmed stoppages, most of which were scheduled near the end of the quarter.

Total oil product sales in first quarter 2005 were up 7.3% year-on-year.

In Spain, first quarter sales to our own marketing network were 1.6% higher versus the same quarter a year earlier. Sale of medium distillates grew 3.2% due to higher consumption of heating gas oil and the switchover to diesel-fuelled vehicles, with the company launching its new e+10 diesel in the service station network. Fuel-oil sales jumped 74.4% because of low rainfall this year and higher energy demand. Gasoline and diesel margins at service stations were generally lower than in the same quarter last year.

In ABB, sales to our own network rose 13.3% year-on-year mainly thanks to growth in Argentina driven by a stronger market demand and market share increase. In Argentina, the impossibility of passing international price rises on to retail prices continued to affect marketing margins negatively.

LPG sales in Spain were 8% up versus the first quarter 2004 because of colder weather in January and February of this year. Piped LPG sales were 28% higher year-on-year. Unitary margins were 15% lower, mainly because of the timelag between the reference prices used in calculating maximum LPG prices and actual international quotations.

Investments in the refining and marketing area in first quarter 2005 were Eu275 million, 112% higher than in the same quarter 2004. Expenditure was mainly allotted to current refining projects and the acquisition of Shell’s LPG assets in Portugal.

2.3.- CHEMICALS

Unaudited figures

	1Q04	4Q04	1Q05	% Variation 1Q05 / 1Q04
INCOME FROM OPERATIONS (Million euros)	41	81	161	292.7
ADJUSTED OPERATING INCOME (Million euros)	40	94	129	222.5
CHEMICAL PRODUCT SALES (Thousand tons)	950	1,041	1,009	6.2
INVESTMENTS (Million euros)	17	238	18	5.9

INTERNATIONAL MARGIN INDICATORS	1Q04	4Q04	1Q05	% Variation 1Q05 / 1Q04
Cracker (Euros per ton)	397	536	592	48.9
Derivatives Europe (*) (Euros per ton)	287	362	367	27.6
Derivatives Latin America (US$ per ton)	182	238	239	31.3

These indicators represent feedstock margins based on international petrochemical product prices on reference markets, incorporating the main products in the Repsol YPF chemical product mix, and weighted according to the nominal capacity of production plants.

(*) The 2004 margin on derivatives in Europe has been corrected to reflect the impact on capacity of the Sines acquisition.

First quarter 2005 income from operations was Eu161 million versus Eu41 million in the same quarter a year earlier, and Eu81 million in fourth quarter 2004. Results in this quarter include capital gains on the sale of a 28% stake in PBB Polisur and the consolidation of the assets acquired from Borealis in Portugal, effective as of 30 November 2004.

Improvement in income from operations with respect to the same period a year earlier is mainly attributable to higher international margins on base as well as derivative chemicals. International margins on cracker products, methanol, and urea were also good this quarter, and there was improvement in margins on polyolefin.

Income from operations in Spain and the Rest of the World, which includes the petrochemical complex in Sines (Portugal), reached Eu87 million, above the Eu19 million posted in first quarter 2004, shored up by the higher international margin on base chemicals where prices increased over and above the hefty rise registered in feedstock prices.

In ABB, at Eu74 million versus Eu22 million in the same quarter a year ago, operating income reflects the PBB Polisur divestment and the positive trend in international urea and methanol margins.

Total petrochemical product sales were 1,009 thousand tons, up 6.2% year-on-year. It should be noted that this first quarter includes sales from the Sines Complex, the negative impact of the scheduled shutdown at the Puertollano cracker, and lower fertilizer sales.

First quarter 2005 investments in Chemicals were Eu18 million, rising 6% year-on-year, spent on increasing capacity, particularly at the Propylene oxide/Styrene complex at Tarragona, and upgrading existing units.

2.4.- GAS & POWER

Unaudited figures

	1Q04	4Q04	1Q05	% Variation 1Q05 / 1Q04
INCOME FROM OPERATIONS (Million euros)	90	89	119	32.2
ADJUSTED OPERATING INCOME (Million euros)	77	70	87	13.0
INVESTMENTS (Million euros)	428	113	80	-81.3

Income from operations in first quarter 2005 reached Eu119 million, 32% higher than the Eu90 million posted in the same period the year before. This growth reflects capital gains on the sale of Enagas shares, Repsol YPF’s higher stake in Gas Natural SDG (Gas Natural SDG consolidated at 30.85% in this first quarter, in comparison to 29.35% in the same quarter 2004), and this company’s enhanced performance.

Improvement in all activities, except gas marketing in Spain, contributed to earnings growth in Gas Natural SDG, particularly international activities, distribution in Spain, trading and international transport, and the power business in Spain.

Growth in gas distribution in Spain was in line with the increase in the regulated remuneration scheme for the year 2005.

Income growth in the trading and international transport business was mainly driven by the start of supply under the In Salah (Algeria) gas contract through the extension of the Maghreb-Europe gas pipeline.

The power business in Spain benefited from the positive performance of electricity generation resulting from high pool prices, the start-up of the Arrubal power station, and the contribution from eolic power. Income from power sales, however, was lower because the reference price for this activity, the regulated tariff, implicitly uses a significantly lower pool price than that prevailing during the period.

Lastly, growth in America was mainly the result of changes in the scope of consolidation in Brazil; organic growth of activities in Mexico, Colombia, and Brazil, and the upward tariff revision implemented in the second half of 2004 in Colombia and Mexico.

On the downside, Gas Natural SDG’s performance was affected by the unfavourable evolution of marketing in Spain. The considerable increase in first quarter gas demand in Spain because of a very cold winter made it necessary to purchase additional gas in the spot market at high international gas prices. Because of this, the average price of gas supplies was considerably higher than the feedstock cost recognised in the tariff, and resulted in an extra-cost that was not passed on to retail prices.

First quarter 2005 investments in Gas & Power totalled Eu80 million, and were much lower than in the same period a year earlier when Gas Natural SDG completed the acquisition of a group of companies in Italy and the stake in Gas Natural SDG was raised to 30.85%. The effect of these items was, however, partly offset by higher investment in combined cycle projects.

2.5.- CORPORATE AND OTHERS

This caption, reflecting corporate overheads not attributable to operating areas, recorded an expense of Eu100 million in first quarter 2005.

3.- FINANCIAL CHARGES, DEBT, AND INVESTMENTS

Unaudited figures

BREAKDOWN OF NET DEBT (Million euros)	1Q04	4Q04	1Q05	% Variation 1Q05 / 1Q04
NET DEBT AT THE START OF THE PERIOD	5,342	5,891	5,262	-1.5
CASH FLOW AFTER TAX	-1,250	-1,420	-1,509	20.7
INVESTMENTS	871	1,417	630	-27.7
DIVESTMENTS	-49	-100	-150	206.1
DIVIDENDS	249	20	305	22.5
TRANSLATION DIFFERENCES (1)	209	-561	270	29.2
VARIATION IN WORKING CAPITAL AND OTHER MOVEMENTS	145	15	157	8.3
NET DEBT AT THE CLOSE OF THE PERIOD	5,517	5,262	4,965	-10.0
NET DEBT + PREFERRED SHARES AT THE CLOSE OF THE PERIOD	8,945	8,648	8,381	-6.3
Debt ratio (%)
TOTAL CAPITALISATION (Million euros)	21,163	21,752	22,596	6.8
NET DEBT/ TOTAL CAPITALISATION	26.1	24.2	22.0	-15.7
NET DEBT + PREFERRED SHARES / TOTAL CAPITALISATION	42.3	39.8	37.1	-12.3

(1)	At 31 march 2004, 1 euro = 1.221 dollars, at 31 December 2004, 1 euro = 1.354 dollars, and at 31 March 2005, 1 euro = 1.295 dollars

The company’s net debt at the end of the first quarter 2005 was Eu4,965 million, Eu297 million less than in December 2004. The high after tax cash flow for the period was more than sufficient to finance investments and cover the interim dividend paid in January, while offsetting the effect of the dollar revaluation and changes in the scope of consolidation with a joint impact of Eu384 million.

Financial charges in first quarter 2005 totalled Eu194 million versus Eu186 million in first quarter 2004. It should also be noted that, under the new accounting standards, preferred share remuneration, higher costs stemming from interest accretion to provisions, and the marking-to-market of financial derivatives that do not qualify for hedge accounting treatment are now booked under the ‘Financial income/expense’ caption. In both first quarters (2005 and 2004), the ‘Other financial charges’ caption mainly includes currency exchange losses resulting from the evolution of the dollar and the Argentine peso in the period, with a higher impact in the first quarter 2005.

Unaudited figures

FINANCIAL EXPENSES (Million euros)	1Q04	1Q05	% Variation 1Q05 1Q04
NET INTEREST EXPENSE	97	98	1.2
DIVIDENDS PAID ON PREFERRED SHARES	45	44	-0.7
CAPITALISED INTEREST	-4	-5	7.0
MARKET VALUATION OF FINANCIAL DERIVATIVES	20	12	-40.9
INTEREST ACCRETION TO PROVISIONS	8	18	120.0
OTHER FINANCIAL INCOME (EXPENSES)	20	25	28.5
TOTAL	186	194	4.4

4.- OTHER CAPTIONS ON THE PROFIT AND LOSS ACCOUNT

4.1.- TAXES

The corporate tax rate for 2005 is estimated at 34% versus the 38% rate initially contemplated in the previous 2003-2007 Strategic Plan.

This considerable reduction is the result of the new accounting standards, under which Eu2,546 million in deferred taxes have been booked in the 2004 opening balance sheet, with the consequent reduction in tax rate for the following years.

The corporate tax accrued in the quarter was Eu438 million.

4.2.- EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

Unaudited figures

BREAKDOWN OF UNCONSOLIDATED AFFILIATES (Million euros)	1Q04	4Q04	1Q05	% Variation 1Q05 / 1Q04
E&P	13	8	18	38.5
R&M	9	6	7	-22.2
CHEMICALS	8	25	-1	—
G&P	5	4	3	-40.0
TOTAL	35	43	27	-22.9

First quarter income from unconsolidated affiliates totalled Eu27 million in comparison to Eu35 million in the same quarter 2004. Results for Exploration & Production in first quarter 2005 were higher than the 2004 equivalent because of enhanced earnings performance from Atlantic LNG. In the Chemicals area, comparison is affected by the Petroken and PBB Polisur sales agreement at the end of 2004 and the subsequent deconsolidation of these affiliates in 2005.

4.3.- MINORITY INTERESTS

Minority interests in first quarter 2005 totalled Eu33 million, higher than in the same period 2004, mainly because minority interests in Andina and Refinería La Pampilla benefited from the year-on-year earnings growth posted by these companies in the quarter.

5.- HIGHLIGHTS

We would like to highlight the following events that have arisen since our last quarterly report:

In Exploration & Production, last January, Repsol YPF won the rights for the exploration and development of Block 16 in the territorial waters of Liberia, in the first international tender for offer organised by the Liberian government. The awarding of Block 16 is a further step in Repsol YPF´s strategy to increase its presence in the region’s totally unexplored deep waters, in blocks selected for their preferred interest as a result of regional studies made by the company in that area over the past three years.

On 30 March last in Venezuela, Repsol YPF’s Chairman and Chief Executive Officer, Antonio Brufau, and Venezuela’s Minister of Energy and Mining and Chairman of PDVSA (the national oil company of Venezuela), Rafael Ramírez, signed a set of strategic agreements that will strengthen the company’s presence in the region.

The first of these agreements contemplates the creation of a joint venture between PDVSA (51%) and Repsol YPF (49%) – the first of its kind in Venezuela – which would hold the rights for the exploration and production of hydrocarbons in the areas where it currently conducts its activities (Mene Grande, Quiriquire, and Quiamare-la Ceiba), in addition to new areas nearby.

Another agreement will allow Termobarrancas (an affiliate of Repsol YPF in that country) to construct, start-up and operate a power generation plant in the municipality of Obispos in the Barinas State. By virtue of this contract, PDVSA will buy from Repsol YPF blocks of electricity of up to 300 megawatts per hour. Production at the plant is scheduled to begin in the last quarter of 2005, with an estimated production of 80 megawatts. The gas to feed the plant will be supplied from Repsol YPF’s fields in the Barrancas area.

Also in Venezuela, in March, Repsol YPF’s Chairman, Antonio Brufau, and Chevron’s Chairman, David J. O’Reilly, signed a Letter of Intent to propose to the Ministry of Energy and Petroleum and PDVSA, the joint development of an exploration block in the Orinoco Belt, and the construction of a refinery for transforming the crude oil produced. This agreement involves the development of an exploration block for the production of extra-heavy oil in the new area of the Orinoco Belt (one of the most prolific areas in the world for this type of crude), its transport via a new regional pipeline and subsequent conversion to synthetic crude.

This project would include the construction of a refinery for the production of gasoline and derivatives to be exported to markets in the Americas and Spain, and will employ cutting edge technology in the production and oil recovery processes.

In Refining & Marketing, in February last, the new Vacuum Distillation Unit started operations at the La Pampilla refinery in Peru, complemented by a Visbreaking Unit that went on stream in April. In March, the Light Naphtha Isomerisation plant at the Tarragona refinery (Spain) also went into operation, as part of the schedule for adapting refineries to the new gasoline specifications.

On 3 March, the European Union Anti-Trust Authorities unconditionally approved the acquisition by Repsol Butano of Shell’s LPG business in Portugal. Repsol YPF took over the company, now called Repsol Butano Portugal, on 1 April. The culmination of this transaction places Repsol YPF as the third-ranking LPG operator in the Portuguese market with a 21% market share and 191,000 mt in sales.

In Chemicals, on 14 February last, Repsol YPF entered an agreement with the Dutch company Basell to acquire 50% of the latter’s stake in Transformadora de Propileno A.I.E., including a polypropylene plant at the Tarragona Petrochemical Complex, with a 160,000 ton/year capacity, in which Repsol already holds the other 50%. Both companies expect to conclude this transaction during 2005, once the Spanish Government has granted its approval.

This transaction will boost Repsol YPF’s propylene capacity by 15%, thus increasing its presence in the polyolefin business in Europe, and represents yet another step in one of the company’s core strategic lines for growth.

On 9 March 2005, YPF, S.A. executed an agreement to sell its 50% stake in Petroquímica Ensenada S.A. to Basell Ibérica Poliolefinas Holdings S.L., for US$58 million. This operation, subject to approval by the Argentine Anti-Trust Authorities, will not generate any significant income on the Company’s financial accounts.

In Gas & Power, on 29 April Repsol YPF and Gas Natural SDG concluded an agreement for Liquefied Natural Gas (LNG) projects, including the exploration, production, and liquefaction of natural gas reserves. This agreement will grant both companies access to new markets under more favourable conditions. In the exploration, production, and liquefaction (upstream) area, the agreement contemplates joint association for the development of new projects in which Repsol YPF, will be operator with a 60% stake, and Gas Natural SDG will hold the remaining 40%. The agreement contemplates the creation of a 50-50% joint venture. This new company will be the third-strongest player in global markets in terms of volume of LNG handled, immediately following KOGAS and Tokyo Electric.

Regarding Corporate issues, on February 2nd, the Repsol YPF S.A. Board of Directors unanimously resolved to appoint Luis Suárez de Lezo Mantilla, the Group’s current Secretary of the Board, as Director of the Board and member of the Delegate Committee.

Repsol YPF published its first Corporate Responsibility Report, in accordance with the Reporting Initiative (GRI) 2002 Guidelines, and prior to external verification as contemplated in Standards ISAE 3000 and AA1000. This new publication presents an accurate picture of the Company’s performance with respect to the economic, environmental and social aspects that in previous years were provided in the Environmental and Social Reports.

Madrid, 12 May 2005

Investor Relations

Spain

Pº Castellana 278-280

28046 Madrid (Spain)

Tel: 34 913 48 55 48

Fax: 34 913 48 87 77

UNITED STATES

410 Park Avenue, Suite 440

New York 10022

Tel: +1 212 588 1087

Fax: +1 212 355 0910

E-mail: INVERSORES@repsolypf.com

Website: www.repsolypf.com

TABLES

RESULTS 1ST QUARTER 2005

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q04	4Q04	1Q05
EBITDA (1)	1,566	1,852	1,952
Income from continuous operations before financial expenses	1,062	525	1,483
Financial expenses	(186)	(71)	(194)
Income of discontinued operations before tax	—		—
Income before income tax and income of associates	876	454	1,289
Income tax	(280)	(146)	(438)
Share in income of companies carried by the equity method	35	43	27
Income for the period	631	351	878

ATTRIBUTABLE TO:
Minority interests
	13	23	33

EQUITY HOLDERS OF THE PARENT	618	328	845

NET CASH FLOW (2)	1,250	1,420	1,509

Earnings per share accrued by parent company (*)
* Euros/share	0.51	0.27	0.69
* $/ADR	0.62	0.36	0.90
Net cash flow per share (*)
* Euros/share	1.02	1.16	1.24
* $/ADR	1.25	1.57	1.60

(*)	Repsol YPF, S.A. Company stock consists of 1,220,863,463 shares.

(1)	EBITDA: (Operating income plus amortizations +/- other expense/income not generating movements in cash flow included in operating income, excluding income from sale of non-current assets).

(2)	NET CASH FLOW: (EBITDA - interests paid - income tax paid)

Dollar/euro exchange rate at date of closure of each quarter

1.221	dollars per euro in 1Q04
1.354	dollars per euro in 4Q04
1.295	dollars per euro in 1Q05

BREAKDOWN OF REPSOL YPF ADJUSTED RESULTS TO NON RECURRING ITEMS (*)

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	1st QUARTER 2005
	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,483	(90)	1,393
Exploration & Production	650	(17)	633
Refining & Marketing	653	(17)	636
Chemicals	161	(32)	129
Natural gas & Power	119	(32)	87
Corporate & others	(100)	8	(92)
Financial expenses	(194)	24	(170)
Income of discontinued operations before tax	—	—	—
Income before income tax and income of associates	1,289	(66)	1,223
Income tax	(438)	22	(416)
Share in income of companies carried by the equity method	27	—	27
Income for the period	878	(44)	834

ATTRIBUTABLE TO:
Minority interests	33	—	33

EQUITY HOLDERS OF THE PARENT	845	(44)	801

	1st QUARTER 2004
	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,062	(15)	1,047
Exploration & Production	638	(2)	636
Refining & Marketing	308	(2)	306
Chemicals	41	(1)	40
Natural gas & Power	90	(13)	77
Corporate & others	(15)	3	(12)
Financial expenses	(186)	44	(142)
Income of discontinued operations before tax	—	—	—
Income before income tax and income of associates	876	29	905
Income tax	(280)	(9)	(289)
Share in income of companies carried by the equity method	35	—	35
Income for the period	631	20	651

ATTRIBUTABLE TO:
Minority interests	13	—	13

EQUITY HOLDERS OF THE PARENT	618	20	638

	4th QUARTER 2004
	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	525	693	1,218
Exploration & Production	557	92	649
Refining & Marketing	351	138	489
Chemicals	81	13	94
Natural gas & Power	89	(19)	70
Corporate & others	(553)	469	(84)
Financial expenses	(71)	(18)	(89)
Income of discontinued operations before tax	—	—	—
Income before income tax and income of associates	454	675	1,129
Income tax	(146)	(216)	(362)
Share in income of companies carried by the equity method	43	—	43
Income for the period	351	459	810

ATTRIBUTABLE TO:
Minority interests	23	—	23

EQUITY HOLDERS OF THE PARENT	328	459	787

(*)	The concepts included as non-recurring income are: (i) all items that, according to Spanish accounting standards, are classified as extraordinary items (Spanish General Accounting Plan and other standards applicable to Spanish companies). In this respect, extraordinary items under Spanish accounting standards are those which are outside the Company’s typical line of business and are not reasonably expected to occur with any frequency; (ii) income generated on the sale of E&P assets; (iii) currency exchange differences arising due to a net balance sheet position expressed in a currency other than the one generally used by the subsidiaries for consolidation in the group’s income statement; (iv) mark-to-market valuations of financial derivatives; and (v) any other similar item involving activities different from the company’s ordinary activities which are not expected to occur on a regular basis.

BREAKDOWN OF REPSOL YPF REVENUES FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q04	4Q04	1Q05
Exploration & Production	1,751	2,068	1,813

Spain	18	29	45
ABB	1,073	1,230	1,097
Rest of World	660	809	671

Refining & Marketing	8,537	10,256	10,102

Spain	5,422	6,712	6,749
ABB	2,103	2,428	2,422
Rest of World	1,012	1,116	931

Chemicals	634	876	894

Spain	525	700	574
ABB	109	144	181
Rest of World	—	32	139

Natural gas & Power	493	604	676

Corporate & others	(2,051)	(2,402)	(2,054)

TOTAL	9,364	11,402	11,431

BREAKDOWN OF REPSOL YPF EBITDA (*)

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q04	4Q04	1Q05
Exploration & Production	969	1,108	961
Spain	9	19	(6)
ABB	654	738	587
Rest of World	306	351	380

Refining & Marketing	432	678	746
Spain	309	550	432
ABB	103	86	243
Rest of World	20	42	71

Chemicals	81	109	216
Spain	52	60	143
ABB	29	33	47
Rest of World	—	16	26

Natural gas & Power	104	98	111

Corporate & others	(20)	(141)	(82)

TOTAL	1,566	1,852	1,952

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q04	4Q04	1Q05
Exploration & Production	638	557	650
Spain	9	12	2
ABB	417	449	362
Rest of World	212	96	286

Refining & Marketing	308	351	653
Spain	225	385	390
ABB	75	(26)	210
Rest of World	8	(8)	53

Chemicals	41	81	161
Spain	19	32	69
ABB	22	37	74
Rest of World	—	12	18

Natural gas & Power	90	89	119

Corporate & others	(15)	(553)	(100)

TOTAL	1,062	525	1,483

BREAKDOWN OF REPSOL YPF INVESTMENTS

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited Figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q04	4Q04	1Q05
Exploration & Production	280	292	229
Spain	—	9	6
ABB	158	220	156
Rest of World	122	63	67

Refining & Marketing	130	712	275
Spain	96	259	119
ABB	22	91	22
Rest of World	12	362	134

Chemicals	17	238	18
Spain	15	27	14
ABB	2	8	2
Rest of World	—	203	2

Natural gas & Power	428	113	80

Corporate & others	16	62	28

TOTAL	871	1,417	630

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

		DECEMBER 2004	MARCH 2005
	Goodwill	3,204	3,436
	Other intangible assets	693	774
	Property, Plant and Equipment	19,459	20,106
A.	Long term financial assets	1,358	1,344
	Other non-current assets	1,284	1,388
	Deferred tax assets	1,071	1,112
	Assets held for sale	83	45
	Current assets	8,202	9,082
B.	Temporary cash investments and cash on hand and in banks	3,681	4,245

	TOTAL ASSETS	39,035	41,532

	Total equity
C.	Attributable to equity holders of the parent	12,496	13,571
D.	Minority interests	426	394
	Long term provisions	1,984	2,114
	Deferred tax liabilities	2,768	2,864
E.	Subsidies and deferred revenues	182	250
F.	Preferred shares	3,386	3,416
G.	Non-current financial debt	7,285	7,436
	Financial lease liabilities	551	559
	Other non-current debt	816	1,129
H.	Current financial debt	3,139	3,195
	Other current liabilities	6,002	6,604

	TOTAL EQUITY AND LIABILITIES	39,035	41,532

	Financial ratios:

I.	MARK TO MARKET OF FINANCIAL DERIVATIVES EXCLUDING EXCHANGE RATE	(123)	(77)
J.	NET DEBT (Sum of G+H-A-B+I)	5,262	4,965
	CAPITALIZATION (Sum of C+D+E+F+J)	21,752	22,596
	TOTAL CAPITAL EMPLOYED (Sum of C+D+F+J)	21,570	22,346
	ROACE before non-recurrent liabilities	15.7%	17.2%

STATEMENT OF CASH FLOW

JANUARY - MARCH 2004 & 2005

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	JANUARY – MARCH
	2004	2005
CASH FLOW FROM OPERATING ACTIVITIES
Net income from continuous operations before financial expenses	1,062	1,477
Adjustments for:
Amortizations	535	545
Net provisions	3	41
Income from non-commercial asset divestments	(8)	(64)
Other adjustments	(26)	(47)

EBITDA	1,566	1,952
Changes in working capital	(66)	(37)
Dividends received	2	10
Income taxes paid	(102)	(281)
Provisions used	(47)	(46)

	1,353	1,598

CASH FLOW FROM INVESTING ACTIVITY
Investment in fixed assets and companies:
Intangible assets	(16)	(8)
Property, Plant and Equipment	(440)	(482)
Acquisition of shareholding in consolidated companies	(358)	(115)
Other non-current assets	(57)	(25)

Total Investments	(871)	(630)
Divestments	49	150

	(822)	(480)

CASH FLOW FROM FINANCING ACTIVITIES
Loans proceeds	109	528
Repayment of loans	(2,428)	(583)
Net interest paid	(216)	(172)
Cash and cash equivalent obtained (applied) on derivative financial instruments	24	(31)
Payment of finance leases liabilities	(3)	(4)
Subsidies and other non-current liabilities received	26	8
Subsidies and other non-current liabilities cancelled	(21)	(160)
Dividend paid	(249)	(305)

	(2,758)	(719)

Net change in cash and cash equivalent	(2,227)	399

Cash and cash equivalent at the beginning of the period	4,691	3,321

Cash and cash equivalent at the end of the period
Consolidation of new entities	n.a.	8
Exchange rate effects	n.a.	32
Cash and cash equivalent at the end of the period	2,464	3,760

n.a. = not available

TABLES

OPERATING HIGHLIGHTS

1ST QUARTER 2005

OPERATING HIGHLIGHTS E&P

	UNITS	2004 1Q	2005 1Q	% Variation 2005 /2004
-HYDROCARBON PRODUCTION	K Bep/d	1,124.9	1,131.6	0.6
Crude and Liquids production	K Bep/d	579.7	542.1	-6.5
-ABB	K Bep/d	434.3	408.3	-6.0
-Rest of the world	K Bep/d	145.5	133.8	-8.0
Natural Gas production	K Bep/d	545.1	589.5	8.1
-ABB	K Bep/d	384.5	411.7	7.1
-Rest of the world	K Bep/d	160.7	177.9	10.7

OPERATING HIGHLIGHTS CHEMICALS

	UNIDAD	2004 1Q	2005 1Q	% Variation 2005 /2004
SALES OF PETROCHEMICALS PRODUCTS (*)	Kt	950.2	1,008.7	6.2
By tipe of product
-Base petrochemical	Kt	103.9	213.3	105.4
-Spain	Kt	58.0	60.9	5.0
-ABB	Kt	30.8	34.0	10.4
-Rest of the world	Kt	15.1	118.4	685.9

-Derivative petrochemicals	Kt	846.3	795.4	-6.0
-Spain	Kt	282.8	251.5	-11.1
-ABB	Kt	118.5	97.1	-18.1
-Rest of the world	Kt	445.0	446.8	0.4

OPERATING HIGHLIGHTS R&M

	Units	2004 1Q	2005 1Q	% Variation 2005 /2004
-CRUDE OIL PROCESSED	M tep	13.0	13.1	0.8
-Spain	M tep	8.0	7.9	-1.3
-Argentina	M tep	4.2	4.3	2.4
-Rest of the world	M tep	0.8	0.9	12.5
-SALES OF OIL PRODUCTS	Kt	13,170	14,131	7.3
- Sales in Spain	Kt	7,927	8,285	4.5
- Own network	Kt	5,173	5,571	7.7
- Light products	Kt	4,243	4,309	1.6
- Other Products	Kt	930	1,262	35.7
-Other Sales to Domestic Market	Kt	1,556	1,877	20.6
- Light Products	Kt	1,146	1,400	22.2
- Other Products	Kt	410	477	16.3
-Exports	Kt	1,198	837	-30.1
- Light Products	Kt	385	280	-27.3
- Other Products	Kt	813	557	-31.5
- Sales in ABB	Kt	3,659	3,920	7.1
- Own network	Kt	1,936	2,194	13.3
- Light products	Kt	1,551	1,802	16.2
- Other Products	Kt	385	392	1.8
-Other Sales to Domestic Market	Kt	699	696	-0.4
- Light Products	Kt	508	449	-11.6
- Other Products	Kt	191	247	29.4
-Exports	Kt	1,024	1,030	0.6
- Light Products	Kt	616	662	7.4
- Other Products	Kt	408	368	-9.7
-Sales in rest of the world	Kt	1,584	1,926	21.6
- Own network	Kt	980	1,269	29.5
- Light products	Kt	798	1,116	39.8
- Other Products	Kt	182	153	-15.7
-Other Sales to Domestic Market	Kt	392	399	1.9
- Light Products	Kt	315	323	2.5
- Other Products	Kt	76	76	-0.4
-Exports	Kt	213	258	21.4
- Light Products	Kt	10	55	450.0
- Other Products	Kt	203	203	0.2

Other sales to the domestic market: includes sales to operators and bunker.
Exports: expressed from the country of origin.

-LPG
-LPG SALES	Kt	938	996	6.2
-Sales in Spain	Kt	653	708	8.4
-Sales in ABB	Kt	102	98	-4.2
-Sales in rest of Latan	Kt	156	162	3.5
-Sales in rest of the world	Kt	27	29	8.2

ANNEX

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q04	2Q04	3Q04	4Q04	TOTAL
EBITDA (1)	1,566	1,717	1,867	1,852	7,002
Income from continuous operations before financial expenses	1,062	1,158	1,221	525	3,966
Financial expenses	(186)	(120)	(119)	(71)	(496)
Income of discontinued operations before tax	—	—	—	—	—
Income before income tax and income of associates	876	1,038	1,102	454	3,470
Income tax	(280)	(334)	(351)	(146)	(1,111)
Share in income of companies carried by the equity method	35	19	34	43	131
Income for the period	631	723	785	351	2,490

ATTRIBUTABLE TO:
Minority interests
	13	23	18	23	77

EQUITY HOLDERS OF THE PARENT	618	700	767	328	2,413

NET CASH FLOW (2)	1,250	556	1,471	1,420	4,697

	ACCUMULATED FIGURES
	1Q04	2Q04	3Q04	4Q04
EBITDA (1)	1,566	3,283	5,150	7,002
Income from continuous operations before financial expenses	1,062	2,220	3,441	3,966
Financial expenses	(186)	(306)	(425)	(496)
Income of discontinued operations before tax	—
Income before income tax and income of associates	876	1,914	3,016	3,470
Income tax	(280)	(614)	(965)	(1,111)
Share in income of companies carried by the equity method	35	54	88	131
Income for the period	631	1,354	2,139	2,490

ATTRIBUTABLE TO:
Minority intrests	13	36	54	77

EQUITY HOLDERS OF THE PARENT	618	1,318	2,085	2,413

NET CASH FLOW (2)	1,250	1,806	3,277	4,697

(*)	Repsol YPF, S.A. Company stock consists of 1,220,863,463 shares.

(1)	EBITDA: (Operating income plus amortizations +/- other expense/income not generating movements in cash flow included in operating income, excluding income from sale of non-current assets).

(2)	NET CASH FLOW: (EBITDA - interests paid - income tax paid)

Dollar/euro exchange rate at date of closure of each quarter

1.221	dollars per euro in 1Q04
1.217	dollars per euro in 2Q04
1.234	dollars per euro in 3Q04
1.354	dollars per euro in 4Q04

BREAKDOWN OF REPSOL YPF RESULTS ADJUSTED TO NON RECURRING ITEMS (*)

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	1st QUARTER 2004			JANUARY-MARCH 2004
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,062	(15)	1,047	1,062	(15)	1,047
Exploration & Production	638	(2)	636	638	(2)	636
Refining & Marketing	308	(2)	306	308	(2)	306
Chemicals	41	(1)	40	41	(1)	40
Natural gas & Power	90	(13)	77	90	(13)	77
Corporate & others	(15)	3	(12)	(15)	3	(12)
Financial expenses	(186)	44	(142)	(186)	44	(142)
Income of discontinued operations before tax	—	—	—	—	—
Income before income tax and income of associates	876	29	905	876	29	905
Income tax	(280)	(9)	(289)	(280)	(9)	(289)
Share in income of companies carried by the equity method	35	—	35	35		35
Income for the period	631	20	651	631	20	651
ATTRIBUTABLE TO:
Minority interests
	13	—	13	13		13

EQUITY HOLDERS OF THE PARENT	618	20	638	618	20	638

	2nd QUARTER 2004			JANUARY-JUNE 2004
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,158	10	1,168	2,220	(5)	2,215
Exploration & Production	645	(3)	642	1,283	(5)	1,278
Refining & Marketing	455	(7)	448	763	(9)	754
Chemicals	55	2	57	96	1	97
Natural gas & Power	58	(2)	56	148	(15)	133
Corporate & others	(55)	20	(35)	(70)	23	(47)
Financial expenses	(120)	(31)	(151)	(306)	13	(293)
Income of discontinued operations before tax	—	—	—	—	—
Income before income tax and income of associates	1,038	(21)	1,017	1,914	8	1,922
Income tax	(334)	7	(327)	(614)	(3)	(617)
Share in income of companies carried by the equity method	19	—	19	54		54
Income for the period	723	(14)	709	1,354	5	1,359
ATTRIBUTABLE TO:
Minority interests
	23	—	23	36		36

EQUITY HOLDERS OF THE PARENT	700	(14)	686	1,318	5	1,323

	3th QUARTER 2004			JANUARY-SEPTEMBER 2004
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	1,221	10	1,231	3,441	5	3,446
Exploration & Production	713	(2)	711	1,996	(7)	1,989
Refining & Marketing	428	(19)	409	1,191	(28)	1,163
Chemicals	96	2	98	192	3	195
Natural gas & Power	73	(4)	69	221	(19)	202
Corporate & others	(89)	33	(56)	(159)	56	(103)
Financial expenses	(119)	(1)	(120)	(425)	12	(413)
Income of discontinued operations before tax	—	—	—	—	—
Income before income tax and income of associates	1,102	9	1,111	3,016	17	3,033
Income tax	(351)	(3)	(354)	(965)	(5)	(970)
Share in income of companies carried by the equity method	34	—	34	88		88
Income for the period	785	6	791	2,139	12	2,151

ATTRIBUTABLE TO:
Minority interests
	18	—	18	54		54

EQUITY HOLDERS OF THE PARENT	767	6	773	2,085	12	2,097

	4th QUARTER 2004			JANUARY-DCEMBER 2004
	Total	Non recurrent	Adjusted	Total	Non recurrent	Adjusted
Income from continuous operations before financial expenses	525	693	1,218	3,966	698	4,664
Exploration & Production	557	92	649	2,553	85	2,638
Refining & Marketing	351	138	489	1,542	110	1,652
Chemicals	81	13	94	273	16	289
Natural gas & Power	89	(19)	70	310	(38)	272
Corporate & others	(553)	469	(84)	(712)	525	(187)
Financial expenses	(71)	(18)	(89)	(496)	(6)	(502)
Income of discontinued operations before tax	—	—	—	—	—
Income before income tax and income of associates	454	675	1,129	3,470	692	4,162
Income tax	(146)	(216)	(362)	(1,111)	(221)	(1,332)
Share in income of companies carried by the equity method	43	—	43	131		131
Income for the period	351	459	810	2,490	471	2,961

ATTRIBUTABLE TO:
Minority interests

EQUITY HOLDERS OF THE PARENT	328	459	787	2,413	471	2,884

(*)	The concepts included as non-recurring income are: (i) all items that, according to Spanish accounting standards, are classified as extraordinary items (Spanish General Accounting Plan and other standards applicable to Spanish companies). In this respect, extraordinary items under Spanish accounting standards are those which are outside the Company’s typical line of business and are not reasonably expected to occur with any frequency; (ii) income generated on the sale of E&P assets; (iii) currency exchange differences arising due to a net balance sheet position expressed in a currency other than the one generally used by the subsidiaries for consolidation in the group’s income statement; (iv) mark-to-market valuations of financial derivatives; and (v) any other similar item involving activities different from the company’s ordinary activities which are not expected to occur on a regular basis.

BREAKDOWN OF REPSOL YPF REVENUES FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q04	2Q04	3Q04	4Q04	TOTAL
Exploration & Production	1,751	1,824	2,076	2,068	7,719
Spain	18	26	26	29	99
ABB (*)	1,073	1,105	1,247	1,230	4,655
Rest of World	660	693	803	809	2,965

Refining & Marketing	8,537	9,225	9,674	10,256	37,692
Spain	5,422	5,916	6,348	6,712	24,398
ABB (*)	2,103	2,240	2,521	2,428	9,292
Rest of World	1,012	1,069	805	1,116	4,002

Chemicals	634	689	826	876	3,025
Spain	525	565	654	700	2,444
ABB (*)	109	124	172	144	549
Rest of World	—	—	—	32	32

Natural gas & Power	493	418	475	604	1,990

Corporate & others	(2,051)	(2,208)	(2,520)	(2,402)	(9,181)

TOTAL	9,364	9,948	10,531	11,402	41,245

	ACCUMULATED FIGURES
	1Q04	2Q04	3Q04	4Q04
Exploration & Production	1,751	3,575	5,651	7,719
Spain	18	44	70	99
ABB (*)	1,073	2,178	3,425	4,655
Rest of World	660	1,353	2,156	2,965

Refining & Marketing	8,537	17,762	27,436	37,692
Spain	5,422	11,338	17,686	24,398
ABB (*)	2,103	4,343	6,864	9,292
Rest of World	1,012	2,081	2,886	4,002

Chemicals	634	1,323	2,149	3,025
Spain	525	1,090	1,744	2,444
ABB (*)	109	233	405	549
Rest of World	—	—	—	32

Natural gas & Power	493	911	1,386	1,990

Corporate & others	(2,051)	(4,259)	(6,779)	(9,181)

TOTAL	9,364	19,312	29,843	41,245

(*)	ABB = Argentina, Bolivia and Brazil

BREAKDOWN OF REPSOL YPF EBITDA

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q04	2Q04	3Q04	4Q04	TOTAL
Exploration & Production	969	968	1,103	1,108	4,148
Spain	9	5	(2)	19	31
ABB	654	659	754	738	2,805
Rest of World	306	304	351	351	1,312

Refining & Marketing	432	595	564	678	2,269
Spain	309	414	405	550	1,678
ABB	103	148	138	86	475
Rest of World	20	33	21	42	116

Chemicals	81	96	135	109	421
Spain	52	57	78	60	247
ABB	29	39	57	33	158
Rest of World	—	—	—	16	16

Natural gas & Power	104	87	99	98	388

Corporate & others	(20)	(29)	(34)	(141)	(224)

TOTAL	1,566	1,717	1,867	1,852	7,002

	ACCUMULATED FIGURES
	1Q04	2Q04	3Q04	4Q04
Exploration & Production	969	1,937	3,040	4,148
Spain	9	14	12	31
ABB	654	1,313	2,067	2,805
Rest of World	306	610	961	1,312

Refining & Marketing	432	1,027	1,591	2,269
Spain	309	723	1,128	1,678
ABB	103	251	389	475
Rest of World	20	53	74	116

Chemicals	81	177	312	421
Spain	52	109	187	247
ABB	29	68	125	158
Rest of World	—			16

Natural gas & Power	104	191	290	388

Corporate & others	(20)	(49)	(83)	(224)

TOTAL	1,566	3,283	5,150	7,002

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS

OPERATIONS BEFORE FINANCIAL EXPENSES

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q04	2Q04	3Q04	4Q04	TOTAL
Exploration & Production	638	645	713	557	2,553
Spain	9	7	(2)	12	26
ABB	417	405	492	449	1,763
Rest of World	212	233	223	96	764

Refining & Marketing	308	455	428	351	1,542
Spain	225	327	309	385	1,246
ABB	75	107	96	(26)	252
Rest of World	8	21	23	(8)	44

Chemicals	41	55	96	81	273
Spain	19	24	46	32	121
ABB	22	31	50	37	140
Rest of World	—	—	—	12	12

Natural gas & Power	90	58	73	89	310

Corporate & others	(15)	(55)	(89)	(553)	(712)

TOTAL	1,062	1,158	1,221	525	3,966

	ACCUMULATED FIGURES
	1Q04	2Q04	3Q04	4Q04
Exploration & Production	638	1,283	1,996	2,553
Spain	9	16	14	26
ABB	417	822	1,314	1,763
Rest of World	212	445	668	764

Refining & Marketing	308	763	1,191	1,542
Spain	225	552	861	1,246
ABB	75	182	278	252
Rest of World	8	29	52	44

Chemicals	41	96	192	273
Spain	19	43	89	121
ABB	22	53	103	140
Rest of World				12

Natural gas & Power	90	148	221	310

Corporate & others	(15)	(70)	(159)	(712)

TOTAL	1,062	2,220	3,441	3,966

BREAKDOWN OF REPSOL YPF INVESTMENTS

BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million euros)

(Unaudited Figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q04	2Q04	3Q04	4Q04	TOTAL
Exploration & Production	280	306	307	292	1,185
Spain	—	3	—	9	12
ABB	158	179	174	220	731
Rest of World	122	124	133	63	442

Refining & Marketing	130	256	213	712	1,311
Spain	96	130	149	259	634
ABB	22	53	54	91	220
Rest of World	12	73	10	362	457

Chemicals	17	18	19	238	292
Spain	15	14	16	27	72
ABB	2	4	3	8	17
Rest of World	—	—	—	203	203

Natural gas & Power	428	50	186	113	777

Corporate & others	16	19	85	62	182

TOTAL	871	649	810	1,417	3,747

	ACCUMULATED FIGURES
	1Q04	2Q04	3Q04	4Q04
Exploration & Production	280	586	893	1,185
Spain	—	3	3	12
ABB	158	337	511	731
Rest of World	122	246	379	442

Refining & Marketing	130	386	599	1,311
Spain	96	226	375	634
ABB	22	75	129	220
Rest of World	12	85	95	457

Chemicals	17	35	54	292
Spain	15	29	45	72
ABB	2	6	9	17
Rest of World	—			203

Natural gas & Power	428	478	664	777

Corporate & others	16	35	120	182

TOTAL	871	1,520	2,330	3,747

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

		2004
		MARCH	JUNE	SEPTEMBER	DECEMBER
	Goodwill	3,225	3,212	3,284	3,204
	Other intangible assets	679	685	704	693
	Property, Plant and Equipment	19,770	19,787	19,700	19,459
A.	Long term financial assets	981	958	1,011	1,358
	Other non-current assets	1,267	1,357	1,520	1,284
	Deferred tax assets	1,004	1,008	1,148	1,071
	Assets held for sale	43	41	47	83
	Current assets	6,878	7,133	7,810	8,202
B.	Temporary cash investments and cash on hand and in banks	2,986	2,625	2,348	3,681

	TOTAL ASSETS	36,833	36,806	37,572	39,035

	Total equity
C.	Attributable to equity holders of the parent	11,538	12,251	12,963	12,496
D.	Minority interests	487	477	452	426
	Long term provisions	1,142	1,167	1,199	1,984
	Deferred tax liabilities	3,095	3,159	3,129	2,768
E.	Subsidies and deferred revenues	193	189	216	182
F.	Preferred shares	3,428	3,435	3,433	3,386
G.	Non-current financial debt	7,973	7,769	6,169	7,285
	Financial lease liabilities	401	397	391	551
	Other non-current debt	774	860	1,013	816
H.	Current financial debt	1,708	1,833	3,257	3,139
	Other current liabilities	6,094	5,269	5,350	6,002

	TOTAL EQUITY AND LIABILITIES	36,833	36,806	37,572	39,035

I.	MARK TO MARKET OF FINANCIAL DERIVATIVES EXCLUDING EXCHANGE RATE	(197)	(153)	(176)	(123)

J.	NET DEBT (Sum of G+H-A-B) (*)	5,517	5,866	5,891	5,262

	CAPITALIZATION (Sum of C+D+E+F+I)	21,163	22,218	22,955	21,752

	TOTAL CAPITAL EMPLOYED (Sum of C+D+F+I)	20,970	22,029	22,739	21,570

	ROACE before non-recurrent liabilities	14.4%	14.7%	15.0%	15.7%

STATEMENT OF CASH FLOW

(Million euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	QUARTERLY FIGURES
	1Q04	2Q04	3Q04	4Q04	TOTAL
CASH FLOW FROM OPERATING ACTIVITIES
Net income from continuous operations before financial expenses	1,062	1,158	1,221	525	3,966
Adjustments for:
Amortizations	535	546	609	640	2,330
Net provisions	3	30	59	647	739
Income from non-commercial asset divestments	(8)	(4)	(11)	2	(21)
Other adjustments	(26)	(13)	(11)	38	(12)

EBITDA	1,566	1,717	1,867	1,852	7,002
Changes in working capital	(66)	(173)	(605)	24	(820)
Dividends received	2	13	6	21	42
Income taxes paid	(102)	(1,084)	(269)	(289)	(1,744)
Provisions used	(47)	(13)	(30)	(76)	(166)

	1,353	460	969	1,532	4,314

CASH FLOW FROM INVESTING ACTIVITY
Investment in fixed assets and companies:
Intangible assets	(16)	(16)	(31)	(20)	(83)
Property, Plant and Equipment	(440)	(555)	(579)	(818)	(2,392)
Acquisition of shareholding in consolidated companies	(358)	(3)	(130)	(592)	(1,083)
Other non-current assets	(57)	(75)	(70)	13	(189)

Total Investments	(871)	(649)	(810)	(1,417)	(3,747)
Divestments	49	26	86	100	261

	(822)	(623)	(724)	(1,317)	(3,486)

CASH FLOW FROM FINANCING ACTIVITIES
Loans proceeds	109	10	91	1,557	1,767
Repayment of loans	(2,428)	(165)	(102)	(285)	(2,980)
Net interest paid	(216)	(90)	(133)	(164)	(603)
Cash and cash equivalent obtained (applied) on derivative financial instruments	24	0	(8)	86	102
Payment of finance leases liabilities	(3)	(3)	(3)	(3)	(12)
Subsidies and other non-current liabilities received	26	31	26	23	106
Subsidies and other non-current liabilities cancelled	(21)	(13)	(24)	(8)	(66)
Dividend paid	(249)	(19)	(247)	(20)	(535)

	(2,758)	(249)	(400)	1,186	(2,221)

Net change in cash and cash equivalent	(2,227)	(412)	(155)	1,401	(1,393)

Cash and cash equivalent at the beginning of the period	4,691	2,464	2,052	1,897	4,691

Cash and cash equivalent at the end of the period	2,464	2,052	1,897	3,298	3,298

	ACCUMULATED FIGURES
	1Q04	2Q04	3Q04	4Q04
CASH FLOW FROM OPERATING ACTIVITIES
Net income from continuous operations before financial expenses	1,062	2,220	3,441	3,966
Adjustments for:
Amortizations	535	1,081	1,690	2,330
Net provisions	3	33	92	739
Income from non-commercial asset divestments	(8)	(12)	(23)	(21)
Other adjustments	(26)	(39)	(50)	(12)

EBITDA	1,566	3,283	5,150	7,002
Changes in working capital	(66)	(239)	(844)	(820)
Dividends received	2	15	21	42
Income taxes paid	(102)	(1,186)	(1,455)	(1,744)
Provisions used	(47)	(60)	(90)	(166)

	1,353	1,813	2,782	4,314

CASH FLOW FROM INVESTING ACTIVITY
Investment in fixed assets and companies:
Intangible assets	(16)	(32)	(63)	(83)
Property, Plant and Equipment	(440)	(995)	(1,574)	(2,392)
Acquisition of shareholding in consolidated companies .	(358)	(361)	(491)	(1,083)
Other non-current assets	(57)	(132)	(202)	(189)

Total Investments	(871)	(1,520)	(2,330)	(3,747)
Divestments	49	75	161	261

	(822)	(1,445)	(2,169)	(3,486)

CASH FLOW FROM FINANCING ACTIVITIES
Loans proceeds	109	119	210	1,767
Repayment of loans	(2,428)	(2,593)	(2,695)	(2,980)
Net interest paid	(216)	(306)	(439)	(603)
Cash and cash equivalent obtained (applied) on derivative financial instruments	24	24	16	102
Payment of finance leases liabilities	(3)	(6)	(9)	(12)
Subsidies and other non-current liabilities received	26	57	83	106
Subsidies and other non-current liabilities cancelled	(21)	(34)	(58)	(66)
Dividend paid	(249)	(268)	(515)	(535)

	(2,758)	(3,007)	(3,407)	(2,221)

Net change in cash and cash equivalent	(2,227)	(2,639)	(2,794)	(1,393)

Cash and cash equivalent at the beginning of the period	4,691	4,691	4,691	4,691

Cash and cash equivalent at the end of the period	2,464	2,052	1,897	3,298

Item 3

1st QUARTER 2005 PRELIMINARY RESULTS

WEBCAST-CONFERENCE CALL

14.00 H CET

May, 12th 2005

Disclaimer (I)

Safe harbor statement under the Private Securities Litigation Reform Act of 1995:

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including with respect to trends affecting Repsol YPF’s financial condition, results of operations, business, strategy, production volume and reserves, as well as Repsol YPF’s plans with respect to capital expenditures and investments. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, results of operations, business, strategy, production volumes, reserves, capital expenditures and investments could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key Information about Repsol YPF—Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission.

Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

1

DISCLAIMER (II)

The financial information presented in this document has been prepared on the basis of all International Financial Reporting Standards (IFRSs) and Standing Interpretations Committee (SIC) and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board (IASB) effective for the year ended 31 December 2005 and it has not been audited. In this respect, all of the following should be noted: •This information has been prepared on the assumption that current IFRSs will all be timely endorsed by the European Commission (EC). The failure of the EC to endorse some of these standards and interpretations could result in the need to make changes to the information presented in this document.

Standards currently in issue and adopted by the European Union are subject to interpretations issued from time to time by the IFRIC. Also, further standards might be issued by the IASB that may be applicable for financial years beginning on or after 1 January 2005.

IFRSs have recently undergone a significant revision process and are currently being applied in the European Union and in a large number of countries simultaneously for the first time. Accordingly, there is not yet a significant body of well established practice and detailed regulation on which to base the resolution of certain technical issues occasionally arising during the application of these standards to fact patterns not specifically addressed by IFRSs.

Changes arising from any of the above listed items or from the evolvement of industry practice might also impact certain decisions and interpretations currently adopted by the Repsol YPF Group for the preparation of the information contained in this document.

2

1st Quarter Results

Luis Mañas

Director Corporativo Financiero

Strategy Update

Strategic Presentation

Strategy Day on 31st May 2005

Highlights 4

IFRS’s summary

Accounting vs. Economic impacts

Repsol YPF particularly affected:

Key magnitudes:

Initial net worth

Net income

Ratios with accounting values:

Debt Ratio ROCE, ROE

IFRSs do not have an impact on cash flows. Therefore, strategy, Valuation and Financial strength will remain unchanged

Objectives will need to be restated according to new accounting magnitudes

IFRSs 5

Financial structure and debt ratios

Redefining net debt/Book capitalization objectives

Net Debt

Spanish GAAP

IFRS’s

25%

30%

24.2% (2004, 4Q)

20.7% (2004, 4Q)

15%

20%

Net Debt + Pref. shares

Spanish GAAP

IFRS’s

47%

40%

39.8% (2004, 4T)

35.6% (2004, 4Q)

30%

37%

The exact translation of indicative ranges results in the following figures:

Net debt / Book capitalization: 20.2% - 30.7%

(Net debt + Pref. shares) / Book capitalization: 37.5% - 47.5%

IFRS’s 6

1st Quarter results

Strong operating performance Volume growth in all our business High crude oil prices Historically high refining margins Petrochemical margins above mid-cycle Weaker marketing and LPG margins Slightly higher tax rate

Results 7

1st Quarter accounting results

Net Income

900

450

0

+ 36.7%

618

1Q 04

845

1Q 05

Million Euro

Income from operations

1,500

750

0

+39.6%

1,062

1Q 04

1,483

1Q 05

Results 8

1st Quarter accounting results

Adj. Net Income

900

450

0

+25.5%

638

1Q 04

801

1Q 05

Million Euro

Adj. Income from operations

1,500

750

0

+33.0%

1,047

1Q 04

1,393

1Q 05

Results 9

Quarterly results evolution

Adj. Net Income

800

400

0

773 787 801 686 638

1Q 04 2Q 04 3Q 04 4Q 04 1Q 05

Million Euro

Results 10

1st Quarter results

Income from operations

Million euro

1,800

900

1,062

109

343

-12

76

75

-30

-15

-125

1,483

0

1Q 04 Oil gas Prices Down. Margins Volume / mix Inventories Non- Recurrent $/€ Exploration Exp. Others 2004

Results 11

Upstream results

Income from operations

700

350

0

638

+1.8%

650

1Q 04 1Q 05

Million Euro

Higher oil prices

Higher Hydrocarbon production Appreciation of the €/$            Higher export taxes in Argentina with effects on domestic sales prices

Upstream 12

Hydrocarbon Production

Reported

(KBOE/D)

1,200

600

0

1,125

+0.6%

1,132

1Q 04 1Q 05

Liquids

Gas

Hydrocarbon production excluding PSC up 1.1%

Higher gas production in Bolivia, T&T and Venezuela

Liquids decline in Argentina and Dubai

Upstream 13

Liquids realization prices

1Q 2005 $/Bbl

20

0

28.5

+10.6%

31.5

1Q 04 1Q 05

Wider heavy crude oil differentials

Higher export taxes in Argentina

Higher internal discount in Argentina to

international prices

Upstream 14

Gas realisation prices

Argentina

US$/mscf

1.50

0.75

0.00

1.34

0.64

0.88

0.98

1.27

1Q 01 1Q 02 1Q 03 1Q 04 1Q 05

Upstream 15

Venezuela

Agreement with PDVSA and Chevron

MENE GRANDE

YUCAL PLACER NORTE

QUIAMARE – LA CEIBA

YUCAL PLACER SUR

BARRANCAS

GUARICO OCCIDENTAL

QUIRIQUIRE

VENEZUELA

TRINIDAD & TOBAGO

COLOMBIA

BRAZIL

GUYANA

New venture with PDVSA to incorporate assets to operate jointly

Participation in Gran Mariscal Sucre LNG project

Agreement with Chevron to develop heavy oil block and to construct a refinery to treat heavy oil

Upstream 16

LNG

Agreement with Gas Natural sdg

Upstream

Exploration and production

Liquefaction

Midstream

Maritime transport

Wholesale marketing and global trading

Regasification plants

Management Liquefaction Regasification E&P association New 50%-50% joint venture instrument partnership partnership

Assets

60%

40%

And possibly others on a case by case basis

50%

50%

50% 50%

And possibly others on a case by case basis

Upstream 17

Marketing Capacity

Joint Venture/ World ranking 2005

25 20 15 10 5 0 mtpa

KOGAS Tokyo Electric Repsol Gas Natural Marketing GdF

Chubu Electric Gas Natural Tokyo Gas Osaka Gas CPC Kansai Electric Petronet (Dahej) BG

BOTAS Distrigas Repsol-YPF

Tohoku Electric

BP

Tractebel Union Fenosa ENEL Kyushu Electric

Source: Wood Mackenzie

Upstream 18

Bolivia

1. Tuichi

2. Surubi Noroeste

3. Surubi

4. Camiri

5. Monteagudo

6. Caipipendi

7. Margarita

8. SanAlberto

Operated Blocks Non-Operated Blocks

9. Sara Boomerang I

10. Amboro—Espejos

11. La Peña—Tundy 12. Los Sauces

13. Rio Grande

14. Charagua

15. Caipipendi

16. Sabalo

17. San Alberto

Upstream 19

Downstream results

R&M Income from operations

700 350 0

+11 2%

308

1Q 04 1Q 05

Million Euro

653

High refining margins

Above average mid-cycle petrochemicals margins

Lower LPG and marketing margins in Europe

Negative marketing margins in Argentina

Volume increases

Downstream 20

Crude oil processed

Refining – Spain

Density [ºAPI]

Sulphur [%]

35 34 33 32 31 30 29

Repsol YPF Average 02-04

2002 Average EU

2.00 1.75 1.50 1.25 1.00 0.75 0.50

Repsol YPF Average 02-04

2002 Average EU

Downstream

21

Heavy crude oil differentials

Maya vs Brent $/bbl

0 -2 -4 -6 -8 -10 -12 -14 -16 -18

Jan-03 Apr-03 Jul-03 Oct-03 Jan-04 Apr-04 Jul-04 Oct-04 Jan-05

Downstream

22

Oil products differentials

US US $$ /Bbl /Bbl

23,00 13,00 3,00 -7,00 -17,00 -27,00

24-feb-04 24-feb-04 11-mar-04 11-mar-04 29-mar-04 29-mar-04 14-abr-04 14-apr-04 30-abr-04 30-apr-04 18-may-04 18-may-04 03-jun-04 03-jun-04 21-jun-04 21-jun-04 07-jul-04 07-jul-04 23-jul-04 23-jul-04 10-ago-04 10-aug-04 26-ago-04 26-aug-04 13-sep-04 13-sep-04 29-sep-04 29-sep-04 15-oct-04 15-oct-04 02-nov-04 02-nov-04 18-nov-04 18-nov-04 06-dic-04 06-dec-04 22-dic-04 22-dec-04 07-ene-05 07-Jjn-05 25-ene-05 25-jan-05 10-feb-05 10-feb-05 28-feb-05 28-feb-05 16-mar-05 16-mar-05

23,00 13,00 3,00 -7,00 -17,00 -27,00

US US $$ /Bbl /Bbl

PREMIUM UNLEADED Med Med FOB FOB GASOIL-590 Med - CIF

ULSD 50 PPM MED CIF 50 MED CIF

NAFTA Med CIF

PREMIUM UNLEADED 50 PPM MED FOB 50 PPM MED FOB HSFO Med FOB

Downstream

23

Spanish bottled LPG price $/bbl

60 40 20 mar-03 jun-03 sep-03 dic-03 mar-04 jun-04 sep-04 dic-04 mar-05

Brent (Dated)

Brent :12 months average taken for LPG price formula

Downstream

24

Chemical results and margins

Income from operations

200 100 0

+292.7%

161

41

1Q 04

1Q 05

0

Million Euro

UREA MARGIN

300

100

Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4

Basic Chemicals

2004

2005

BASIC PETROCHEMICALS MARGINS

200

100

Basic Chemicals

Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4

2004

2005

100 =Average cycle used for our strategic plan

METHANOL MARGIN

400

Basic Chemicals

100

Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4

2004

2005

Downstream

25

Gas and Power

Income from operations

+32.2%

75

119 90

0

1Q 04 1Q 05

Million Euro

Downstream

26

Net debt variation

6,000 5,500 5,000 4,500 4,000

1,029

305 43 5,262

4,965

Dec 31st            , 2004

Exchange Rate Variation and Consolidation Perimeter

Net Cash Flow –Net Investments

Variation on Working Capital

Dividends

Mar 31st            , 2005

(*) Excluding financial investments or divestments that don’t affect net debt.

Financial Evolution

27

Financial Ratios

Million euro

END 1Q 1Q

2004 2004 2005

NET DEBT 5.262 5.517 4.965

BOOK CAPITALIZATION 21,752 21,163 22,596

NET DEBT/BOOK CAPITALIZATION (%) 24.2 26.1 22.0

EBITDA 7,002 1,566 1,952

NET DEBT / EBITDA 0.75 0.88 0.64

AFTER CASH-FLOW 4,697 1,250 1,509

AFTER CASH-FLOW* / NET DEBT (%) 89.3 90.6 121.6

NET INTEREST EXPENSES 373 97 98

NET INTEREST EXPENSES + DIVIDENDS PREFERRED 551 142 142

EBITDA / NET INTEREST 18.8 16.2 19.9

EBITDA / NET INTEREST + DIVIDENDS PREFERRED 12.7 11.1 13.7

* Annualized

Financial Evolution

28

1st QUARTER 2005 PRELIMNARY RESULTS

Investor Relations

USA

410 Park Avenue, Suite 440 New York 10022 Tel: +1 212 588 1087 Fax: +1 212 355 0910

Spain Pº Castellana 278-280 28046 Madrid (Spain) Tel: 34 913 48 55 48 Fax: 34 913 48 87 77

E-mail: INVERSORES@repsolypf.com Website: www.repsolypf.com

2004 IFRS’s Appendix

Opening Balance Sheet: Main impacts

Changes in net attributable equity

14,000 12,000 10,000

13,632

10,856

-2,546 +485

-604

+91 -202

Million €

Spanish GAAP

Taxes

Exchange rates effects

Impairment

Derivatives

Other

IFRSs

IFRS’s

31

2004 Income Statement

Net Income reconciliation with IFRS’s

2,400

2,100

0

Million €

1,950

+202

+207

+55

-1

2,413

= +463 M€

Spanish GAAP Net Income

1. Goodwill

2. Taxes

3. Amortization

5. Other

IFRSs Net Income

(1) No goodwill amortization.

(2) Application of deferred taxes as of transition date.

(3) Impact on amortization from the impairment adjustment as at the transition date.

(4) Valuation of financial instruments according to IAS 39 (mainly derivatives that do not meet hedge accounting requirements).

(5) Other impacts.

IFRS’s

32

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: May 13, 2005	By:	/s/ Luis Mañas
	Name:	Luis Mañas
	Title:	Chief Financial Officer